Mail Stop 3561

February 15, 2006

By Facsimile and U.S. Mail

Mr. Mair Faibish
Chief Executive Officer
Synergy Brands, Inc.
223 Underhill Blvd.
Syosset, NY 11791

> **Re: Synergy Brands Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2004**
> **Filed April 18, 2005**
> **File No. 0-19409**

Dear Mr. Faibish:

    We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief